SUPERVALU INC.

[SUPERVALU INC. LOGO]

Corporate Offices	Burt M. Fealing
PO Box 990	Vice President
Minneapolis, MN 55440	Corporate Secretary &
(952) 828-4000	Chief Securities Counsel
(952) 828-4289
Fax: (952) 828-4403
burt.m.fealing@supervalu.com

September 16, 2008

Milwood Hobbs

Staff Accountant

Division of Corporation Finance, Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 23, 2008
Form 10-Q for the Fiscal Quarter Ended June 14, 2008
File No.: 1-5418

Dear Mr. Hobbs:

SUPERVALU INC. (the “Company”) is in receipt of the Staff’s comment letter dated September 10, 2008 with respect to the above-referenced matters. Pursuant to our telephone conversation yesterday, the Company is currently in the midst of preparing its earnings release and its financial results for the second quarter of fiscal 2009, as well as, preparing for Board and committee meetings that are scheduled for the beginning of October. Accordingly, the Company respectfully requests an extension for the filing of our response letter so that we may provide a quality response to the Staff’s comments. Consistent with our discussion, we will submit our response to the Staff as soon as we are able to do so.

If you have any questions regarding this matter, please feel free to give me a call at 952-828-4289.

Sincerely,

/s/ Burt M. Fealing
Burt M. Fealing
Vice President, Corporate Secretary and Chief Securities Counsel